UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-17411

Parkvale Financial Corporation

(Exact name of registrant as specified in its charter)

4220 William Penn Highway Monroeville, Pennsylvania 15146 (412) 373-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share Warrant to purchase Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective January 1, 2012, Parkvale Financial Corporation merged with and into F.N.B. Corporation, with F.N.B. Corporation surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, F.N.B. Corporation (as successor to Parkvale Financial Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

F.N.B. Corporation, as successor to Parkvale Financial Corporation

Date:	January 13, 2012	By:	/s/ James G. Orie
		Name:	James G. Orie
		Title:	Vice President and Chief Legal Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.